

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 17, 2017

Xi Wen
Chairman, President and Secretary
Senmiao Technology Limited
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China 610000

  Re: Senmiao Technology Limited
    Draft Registration Statement on Form S-1
    Submitted July 25, 2017
    CIK No. 0001711012

Dear Mr. Wen:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

2. Please disclose your net losses for the past two fiscal years and that you do not expect to generate sufficient cash flows from operating activities to meet anticipated working capital requirements and capital expenditures for the next 12 months and that you expect to fund operations using stockholder loans.

Our Company

Competitive Strengths, page 3

3. Please identify your competitors with online lending platforms operating in Sichuan province.

4. We note the statement here and on page 60 about your "leading position as an online lending platform for the direct selling industry." We also note that Senmiao seems to have only one relationship with a direct seller. Please advise of the basis for this statement and clarify whether this is a statement about your present position in the marketplace or a future hope. If it refers to your present market position, advise how this is measured.

5. We note disclosure on page 3 that you have partnered with Resgreen Group to jointly promote your products and services to their business partners and members and that since March 2017 through June 2017 you have acquired 2,700 new users through referrals. We also note disclosure on page 8 that you have entered into a cooperation framework agreement with Resgreen Group. Please revise your filing to explain in further detail the material terms of the cooperation framework agreement including your contractual obligations. Additionally, here or elsewhere expand disclosure on your relationship with Resgreen to clarify how the relationship functions and produces business and revenues for Senmiao. Lastly, please disclose if you have any other formal or informal agreements with individuals or entities such as lending institutions to refer borrowers to your platform.

Risk Factors

6. We note disclosure of the material weaknesses identified in your internal control over financial reporting as disclosed on page 16. Please revise your filing to disclose how you plan to remedy these material weaknesses.

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment, page 22

7. Please also include the related risk of a drop in your stock price.

Risks Related to Doing Business in China, page 25

8. We note your risk factor disclosure regarding the risks of doing business in China. Please revise to specifically discuss your ability to transfer cash between entities, across borders, and to U.S. investors.

We rely on dividends and other distributions on equity paid by PRC subsidiary…, page 34

9. Please expand to discuss the recent capital control measures implemented by the People's Bank of China as well as their impact on the Company and its subsidiaries. In addition, disclose whether any dividends can be currently paid based on the financial condition of the PRC subsidiary. Finally, disclose here and elsewhere the Company's current intention of paying dividends if the PRC subsidiary becomes profitable.

You must rely on the judgment of our management as to the use of the net…, page 43

10. Please revise this risk factor to disclose your current capital position as well as your expected capital position after the offering.

Use of Proceeds, page 47

11. Revise to disclose if any of the proceeds will be downstreamed to any other entity. If so, please describe. In addition, clarify what you mean by "expansion". In this regard, if there are any plans, arrangements or understandings to expand, describe here or elsewhere more fully.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 51

12. We note that you have 21,183 registered users and a total of 3,302 investors, 363 borrowers and two creditors had participated in loan transactions through your platform. Please revise to describe how registered users interact with your lending platform and additional information regarding how registered users impact your business and financial results.

13. We note disclosure on page 63 that during the second quarter of 2017 you signed cooperation agreements with two Credit Partners pursuant to which, an aggregate of 275 loans totaling approximately RMB 65.43 million (U.S. $9.66 million) were assigned to investors through your platform. We also note disclosure on page two that since the acquisition of the platform in September 2016 through June 30, 2017 you have successfully facilitated loans representing an aggregate value of over RMB 111 million (U.S. $16.4 million). Please revise your MD&A and other relevant sections of your filing (i.e. risk factors, financial statement footnotes) to identify, quantify and analyze known trends, demands, commitments, events and uncertainties related to customers, investors or credit partners, whether affiliated or unaffiliated, that are reasonably likely to have a material impact on your financial results on business. Refer to Item 303 of Regulation S-K for guidance.

14. Revise to file the purchase agreement for the September 25, 2016 acquisition and the sales agreement for your interest in Zhingi Yinfeng as Exhibits. See Item 601(b)(10) of Regulation S-K.

Key Factors Affecting Our Results of Operations, page 52

15. Please revise to disclose in a tabular format the revenues generated from borrowers, credit partners and investors for each quarter.

16. We note disclosure that in order to achieve and maintain growth of your platform, you must continuously increase the volume of loan transactions by retaining current participants and attracting more users. Please disclose the following as it relates to your investors:

    • the reinvestment rate of existing investors;
    • the number of new investors that made an investment during the quarter;
    • the total number of investors that made an investment during the quarter; and
    • the average loan amount and average number of total loans held by each investor.

17. We note disclosure on page one that from time to time, your management and shareholders have invested in loans through the platform using their personal funds and may continue to do so in the future. Please revise the applicable sections of your filing to disclose for each period presented, the number and amount of loans invested in by management and your shareholders.

18. As it relates to your borrowers, please disclose the following:

    • the re-borrowing rate of existing borrowers;
    • the number of new borrowers that borrowed money during the quarter;
    • the total number of borrowers that borrowed money during the quarter;
    • the average loan amount for each borrower and amount of loans facilitated on your platform each quarter; and
    • the percentage of loan applications submitted by borrowers that were approved.

    Please disclose this information separately for individual, small-to-medium sized enterprises (SMEs), and loans assigned from your Creditor Partners. Also discuss relevant differences between individual, SME borrowers, and Creditor Partners from a financial or strategic perspective.

19. We note disclosure on page 61 that you have not had any defaulted loans since the acquisition of the platform. Please revise your filing to disclose the delinquency percentage for loans outstanding on your platform at each quarter end disaggregated between those loans to borrowers and loans assigned by Creditor Partners.

20. Please revise to provide additional metrics in a tabular format related to the collateral securing the loans facilitated. For example, disclose the amount of loans facilitated for each quarter secured by real property and the amount by large tangible assets.

21. Please revise to provide additional metrics related to the guarantees provided on the loans facilitated. For example, disclose the amount of loans facilitated for each quarter that were guaranteed by affiliated or third parties.

22. We note disclosure on page 3 that your partnership with Resgreen Group has allowed you to effectively lower your user acquisition costs as compared to traditional acquisition channels. Please revise to disclose your average customer acquisition costs for each quarter and discuss and analyze trends in your average customer acquisition costs.

Business, page 56

23. Please file as an Exhibit the supplemental agreement to the purchase agreement referred to in the first paragraph on page 57.

24. It appears that your business may depend on services provided by key service providers, including third party online payment agents and your banking partner. Revise this section to disclose any critical service providers. Also, please tell us, with a view towards revised disclosure, whether you have contractual arrangements with any of your payment agents and whether, in the view of management, Senmiao would be able to replace any payment agent or other critical service providers if they are no longer able to provide their services.

Our Industry, page 58

25. For greater balance and context, please revise to discuss recent developments in the peer-to-peer lending industry in China, such as recent lending platform failures, over-leveraging, issues related to the industries' fast growth in relation to regulation and any resulting impact on China's online consumer finance marketplace industry in general, including the regulatory and political climate and response. Make similar revisions to your discussion in the Summary.

Our Borrowers, page 62

26. Revise to clarify if the referrals from other lenders were because they were declined credit. In addition, disclose if any referral or other fees are paid.

Our Users - Our Creditor Partners, page 62

27. Please revise to disclose if any payments are made to investors during the loan term of assigned loans. If payments are made, please disclose if the payments are received directly from the borrower of the Outside Loan or if the payment is made by the credit partner.

28. Please revise to more clearly describe the rights and obligations obtained when the creditor's rights are assigned and which party (Sichuan Senmiao, the investors, etc.) obtains the rights.

Also, clarify which party (e.g. credit partner, outside loan debtor, etc.) is legally obligated to re-pay off the assigned loan and if the credit partner simply provides a payment guarantee.

Our Products and Services, page 63

29. We note your disclosure that a penalty fee for late payments is imposed as a percentage of the amount past due. Please revise to provide additional information regarding this fee, including but not limited to:

- Disclosing the amount charged for each period presented; and
- Clarifying which entity retains these amounts and if you retain them, the related accounting policies, and where these amounts are presented in your financial statements.

30. We note that you receive the following fees based upon loans facilitated on your platform:

- A transaction fee is charged as a percentage of the loan contract for borrowers and is typically paid-up front at the time of the disbursement of proceeds;
- A transaction fee is charged as a percentage of the loan assignment for Creditor Partners and is typically paid when assignment proceeds are disbursed but sometimes allow payment at the time the Creditor Purchaser repurchases the loan; and
- A management fee of 8% of the interest received by investors and is paid at the time of each interest payment.

Please revise your accounting policy footnote on page F-13 and other relevant sections of your filing to disclose how you receive your fees and when you recognize revenues for services provided to borrowers, Creditor Partners, and investors.

Products Offered to Borrowers, page 63

31. Revise to disclose if borrowers are allowed to offer loans longer than 3 months, and, if so, disclose what terms and interest rates ranges are allowed.

Our Platform and The Transaction Process, page 64

32. Please revise to disclose whether you permit borrowers to hold multiple loans at a time facilitated through the Company's platform.

33. Please clarify the schedule for collecting the interest payments, i.e, are they collected at the end of the term or are they collected periodically.

34. Please discuss the process for obtaining collateral or other security from borrowers and the process for obtaining guarantees.

Stage 2: Verification and Credit Assessment, page 65

35. Please revise to disclose how you account for and where you present the costs related to verification and credit assessment and the decision-making processes. Please tell us the cost of these activities for all periods presented and revise your filing to provide an accounting policy footnotes for these costs.

Stage 5: Servicing and Collections, page 66

36. We note disclosure that in the event of default, you would commence your collection process immediately after a loan is delinquent or a Credit Partner fails to repurchase its Outside Loan. This could include working with legal counsel to initiate legal action against defaulted borrowers or selling defaulted loans to third party asset companies. Please revise here and throughout your filing as appropriate to clarify in what circumstances you would repay the investors in the event of loan defaults.

Expand cooperation with direct selling companies, page 68

37. Please revise to explain the current status or progress in developing relationships with direct selling companies. Also tell us whether you are substantially dependent upon any existing agreements with any direct selling companies. If so, please revise to summarize the material terms of any such agreements.

Management, page 85

38. Please expand the business experience of Messrs. Wen and Hu to clearly cover the past five years as required by Item 401(e) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

39. Please amend your filing to include the date that the audit report was signed. Refer to Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

40. We note disclosure on page F-20 that as a result of the disposal of your 60% equity interest in Zhongyi Yinfeng Investment Management Co., Ltd you recorded a loss of $64,968. Please explain why this loss is recorded in continuing operations in your income statement rather than discontinued operations. Please refer to ASC 205-20-45-3A and revise your filing accordingly.

Note 1. Organization and Principal Activities

VIE Agreements with Sichuan Senmiao, page F-8

41. We note disclosure of your VIE agreements to be entered into with Sichuan Senmiao. Please revise your filing to provide the disclosures required by ASC 810-10-50-5A.

Note 2. Summary of Significant Accounting Policies, page F-9

42. Please revise to disclose the nature of costs that are presented as cost of revenue.

(l) Revenue Recognition, page F-13

43. Please provide us an accounting analysis related to your recognition of borrower transaction fees. Please identify the accounting guidance you considered in making your determination and explain to us how you determined that all the relevant services have been rendered.

Note 3. Acquisition of Lending Platform, page F-17

44. We note that you have included a pro forma balance sheet as of March 31, 2017 related to Sichuan Senmiao's acquisition of their peer-to-peer platform. Since the acquisition was completed on September 25, 2016 and is already reflected in the balance sheet as of March 31, 2017, a pro forma balance sheet is not required. Therefore, please revise your filing accordingly.

45. Please revise to include a pro forma income statement for only the most recent fiscal year. Additionally, please revise to more clearly disclose the time period included in the "acquisition" column.

46. Please tell us why you are reducing the amortization of intangible assets in the "acquisition adjustments" column. Since the pro forma presentation reflects financial results as if the acquisition was completed as of the start of the period presented, it appears that a full year of amortization expense should be included.

Note 13. Commitments and Contingencies, page F-25

47. Specifically related to your disclosure on page 36 that you have not made adequate employee benefit payments and that you may be required to make up the contributions for these plans as well as to pay late fees and fines, in accordance with ASC 450-20-50, please revise to disclose:

- the amount or range of reasonably possible losses in addition to amounts accrued, or
- that reasonably possible losses cannot be estimated, or

- that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

Note 15. Subsequent Event, page F-27

48. We note you issued 4.5 million shares of common stock for a total of $450. Please tell us how you accounted for these transactions. If you measured shares at fair value, please tell us the method used and explain the key inputs and assumptions.

You may contact John Spitz, Staff Accountant, at 202-551-3484 or Michael Volley, Staff Accountant, at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Richard I. Anslow, Esq.